UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   3 )*

Audible, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05069A 10 4
(CUSIP Number)

Robert M. Friedman, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112-2200
(212) 698-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 9 Pages)

_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 05069A 10 4
1		NAME OF REPORTING PERSON Apax Managers, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]

3		SEC USE ONLY

4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,897,335
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,897,335
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,897,335
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
14		TYPE OF REPORTING PERSON CO

Page 3 of 9 Pages

This Amendment No. 3 ("Amendment No. 3") supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on August 1, 2003, as amended by Amendment No. 1, filed on February 6, 2004, and Amendment No. 2, filed on November 24, 2004, by Apax Managers, Inc. (collectively, the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

This Amendment No. 3 is filed by the Filing Person in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to include the following information:

The Tender and Support Agreement (as defined below) was entered into by the Filing Person to facilitate the transactions contemplated by the Merger Agreement described in Item 4. The Filing Person did not receive additional consideration in connection with the execution and delivery of the Tender and Support Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following at the beginning of such item.

MERGER AGREEMENT

On January 30, 2008, Amazon.com, Inc., a Delaware corporation ("Parent"), AZBC Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser has agreed to commence a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, at a price of $11.50 per share, net to the seller in cash without interest, and following the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. The description of the Merger Agreement in this Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which will be filed by the Company.

TENDER AND SUPPORT AGREEMENT

In connection with the Merger Agreement, on January 30, 2008, Parent and the Excelsior VI Funds entered into a Tender and Support Agreement (the "Tender and Support Agreement") pursuant to which each of the Excelsior VI Funds agreed, among other things (i) to tender or cause to be tendered all shares of Common Stock beneficially owned by them, together with any other shares of capital stock of the Company acquired by them, whether beneficially or of record, thereafter and during the term of the Tender and Support Agreement (collectively, the "Subject Shares"), in the Offer and (ii) to vote (to the extent required) in favor of the adoption of the

Page 4 of 9 Pages

Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement and the Tender and Support Agreement and granted to and appointed Thomas J. Szkutak and L. Michelle Wilson, in their respective capacities as officers of Parent, and any individual who shall thereafter succeed to any such office of Parent, an irrevocable proxy and power of attorney (collectively, the "Support Proxy") with respect to the voting of such shares of Common Stock, upon the terms set forth in the Tender and Support Agreement. Under the terms of the Tender and Support Agreement, Warrants to purchase Common Stock beneficially owned by the Excelsior VI Funds ("Subject Warrants") are not considered "Subject Shares" and shares of Common Stock when issued upon exercise of Subject Warrants are considered "Subject Shares".

Each of the Excelsior VI Funds also agreed with Parent that it would not, and would not permit any of its representatives to, directly or indirectly (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal (as defined in the Merger Agreement), (ii) enter into any letter of intent, memorandum of understanding or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, any Takeover Proposal, or (iii) continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information or data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that (A) constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (B) would require the Company to abandon, terminate or fail to consummate the Offer, the Merger or any other transactions contemplated by the Tender and Support Agreement.

Each of the Excelsior VI Funds further agreed not to, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in or option for, pledge, hypothecate or otherwise dispose of or encumber (each, a "Transfer"), or enter into any agreement, contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares, Subject Warrants or any other securities of the Company or any interest therein to any person, other than pursuant to the Merger Agreement, grant any proxies or powers of attorney, deposit any Subject Shares or Subject Warrants into any voting trust or enter into any voting arrangement, whether by proxy, power of attorney, voting agreement or otherwise, with respect to any Subject Shares or Subject Warrants, other than pursuant to the Tender and Support Agreement.

The Tender and Support Agreement terminates upon the earlier to occur of the Effective Time (as defined in the Merger Agreement) and the termination of the Merger Agreement. The description of the Tender and Support Agreement in this Amendment does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as an exhibit and incorporated herein by reference.

The Tender and Support Agreement was a condition precedent to the willingness of Parent and Purchaser to enter into the Merger Agreement and was entered into by the parties thereto in order to increase the likelihood of consummation of the Offer and obtaining the approval of the Company's stockholders required in order to consummate the Merger.

Page 5 of 9 Pages

The transactions set forth in the Merger Agreement and the Tender and Support Agreement constitute a plan for the disposition of the Common Stock held by the Excelsior VI Funds.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is amended to read in its entirety as follows:

(a) As of January 30, 2008, the Filing Person may be deemed to beneficially own an aggregate of 5,897,335 shares of Common Stock, which represented approximately 24.2% of the outstanding shares of Common Stock. The calculation of the foregoing number of shares and percentage is based on 24,372,609 shares outstanding, the number of shares represented and warranted by the Company in the Merger Agreement as issued and outstanding at the close of business on January 30, 2008. Accordingly, in computing the percentage of Common Stock beneficially owned by the Filing Person, such number was used.

The number of shares of Common Stock and held by each of the Excelsior VI Funds and the percentage of the outstanding Common Stock such shares represent are set forth in Schedule B hereto and are incorporated herein by reference.(1)

Neither the Filing Person nor, to the knowledge of the Filing Person (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and (y) the persons listed on Schedule A hereto beneficially owns any shares of Common Stock other than as set forth herein.

(b) The Filing Person has sole power to dispose or to direct the disposition of all 5,897,335 shares of Common Stock deemed beneficially owned by it.

The Filing Person may be deemed to have shared voting power with Parent as a result of the matters set forth in the Tender and Support Agreement with respect to all shares of Common Stock deemed beneficially owned by it. Further, the Filing Person may be deemed to have formed a "group" with Parent and any of the other stockholders executing a tender and support agreement similar to that executed by the Excelsior VI Funds for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5(b)(1) thereunder. The Filing Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group. The Filing Person does not have specific knowledge as to all of the respective executive officers and directors of Parent.

(c) No transactions in the securities of the Company were effected by the Filing Person, or, to its knowledge, any of (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and (y) the persons listed on Schedule A hereto, during the sixty (60) days preceding January 30, 2008, or during the sixty (60) days preceding the date hereof.

(d) Except for the Excelsior VI Funds and their respective general partners that may have the right to receive or the power to direct the receipt of dividends from, or the proceeds

____________________

(1) Neither the present filing nor anything contained herein shall be deemed an admission that any of the Excelsior VI Funds beneficially owns any shares of Common Stock.

Page 6 of 9 Pages

from the sale of, any securities of the Company, no other person is known by the Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by the Filing Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information in Item 4 is incorporated herein by reference in its entirety; otherwise the information set forth in Item 6 of the Schedule 13D remains unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 2.1

Tender and Support Agreement by and among Amazon.com, Inc., Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P., dated as of January 30, 2008.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2008

APAX MANAGERS, INC.

By:	/s/ Peter C. Jeton
Name:	Peter C. Jeton
Title:	Chief Operating Officer

Page 8 of 9 Pages

SCHEDULE A

The name, title and present principal occupation of each director and executive officer of Apax Managers, Inc. ("Apax Managers") are set forth below.

The principal business address of each director and executive officer of Apax Managers is c/o Apax Partners, L.P., 153 East 53rd Street, 53rd Floor, New York, New York 10022.

Each director and executive officer of Apax Managers is a citizen of the United States.

Name	Title	Principal Occupation

John F. Megrue, Jr.	Director and Chief Executive Officer	Chief Executive Officer of Apax Partners US

Peter C. Jeton	Chief Operating Officer	Chief Operating Officer of Apax Partners US

Page 9 of 9 Pages

SCHEDULE B

Purchaser	Number of Shares of Common Stock	Number of Shares of Common Stock Issuable upon Exercise of Warrants	Total	Percentage of Outstanding Common Stock

Apax Excelsior VI, L.P.	4,754,441	284,833	5,039,274	20.4

Apax Excelsior VI-A, C.V.	388,368	23,267	411,635	1.7

Apax Excelsior VI-B, C.V.	258,723	15,500	274,223	1.1

Patricof Private Investment Club III, L.P.	162,470	9,733	172,203	0.7
	5,564,002	333,333	5,897,335	24.2